# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: North American Construction Group Ltd., CIK 0001368519
CUSIP: 656811106
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 27287-100 Avenue, Acheson, Alberta, Alberta Canada (A0), T7X 6H8
Date of event which requires filing of this statement: 05/12/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001021926

## Reporting persons
- CIBC Global Asset Managment Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 1,461,868; shared voting power 0; sole dispositive power 1,461,868; shared dispositive power 0; aggregate amount beneficially owned 1,461,868 (5.13% of the class)

## Item 1. Issuer
Name of issuer: North American Construction Group Ltd.
Address of issuer's principal executive offices: 27287 - 100 Avenue, Acheson, Alberta, Canada, T7X 6H8

## Item 2. Person Filing
Name of person filing: CIBC Global Asset Management Inc.
Address of principal business office or, if none, residence: 81 Bay Street, 20th Floor, Toronto, Ontario, Canada M5J 0E7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,461,868
Percent of class: 5.13%
Sole power to vote or to direct the vote: 1,461,868
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,461,868
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CIBC Global Asset Managment Inc.: /s/ Jean Gauthier, Managing Director & CIO - Global Fixed Income (05/12/2026)